

May 11, 2011

<u>Via Email</u>

Ghislaine St-Hilaire
President
Technologies Scan Corp.
14517 Joseph-Marc-Vermette, Mirabel
Quebec, Canada, J7J 1X2

> **Re:** **Technologies Scan Corp.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-173569**

Dear Ms. St-Hilaire:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

<u>Facing Sheet</u>

2. Consistent with paragraph (3) of Schedule A to the Securities Act, please revise to provide the name, address and telephone number of a registered agent for service in the United States.

Prospectus Summary, page 4

Our Business, page 4

3.   Please revise to briefly describe the current state of development of your product, the timeline for the development of your product, the costs associated with achieving production, and the uncertainties as to whether you will succeed in those efforts.

Risk Factors, page 5

General

4.   It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. Please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

5.   It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please include a risk factor that explains the associated risks to potential investors.

6.   We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. In addition, you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please add a risk factor or risk factors addressing the associated risks.

7.   It appears that neither of your officers have any experience with your proposed business. Please address this in a risk factor.

"Our officers are engaged in other activities that could conflict with our interest…," page 6

8.   Please revise this risk factor and your disclosure on page 12 to state the percentage of time your officers will devote to your business. In addition, explain how your officers will resolve potential conflicts of interest that arise between you and the other businesses they manage.

Description of Business, page 15

9. Please revise throughout this section to provide a detailed description of the current state of development of your programs, equipment and product-related services. If your products are not completed, revise to describe your products as "planned products," and to include a timeline for completion and estimated costs.

10. Please clarify your disclosure on page 17 where you state you are not currently conducting any research and development activities and you do not anticipate conducting such activities in the near future. In this regard, explain further how this statement supports the fact that through December 31, 2010, you incurred $157,300 in research and development expenses.

Our Business, page 15

11. Explain what you mean by the statement that you "have developed full software and database for such programs and intend to use this expertise to develop similar software and database programs for companies in the food and hardware industry." Your disclosure elsewhere does not suggest that you have completed development of your product and does not describe any plans for the food and hardware industry.

Our Products, page 16

12. We note your statements that the Veriscan Program is a database for products that your retail customers sell and that the Infotouch Program divides a customer's products by section. Your lack of revenue suggests that you do not currently have customers. If correct, please revise your disclosure to reference "potential" customers.

Sales and Marketing, page 16

13. Please revise to disclose whether your management has any contacts relevant to your proposed business.

Suppliers, page 17

14. Please provide a more detailed description of your relationships with suppliers. In addition, please tell us whether you have any agreements with suppliers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 19

15.   We note your statement on page 19, that "[o]ther than the anticipated increases in legal and accounting costs due to the reporting requirements of becoming a reporting company, we are not aware of any other known trends, events or uncertainties, which may affect our liquidity." Please reconcile this disclosure to your statement on page 20 where you include a discussion of the $80,000 in expenses you expect to incur to develop your software and website.   Revise to clarify these apparent inconsistencies. Also revise to disclose the amount of additional costs you anticipate incurring as a result of becoming a public company.

Executive Compensation, page 23

16.   We note your disclosure on page 11, and elsewhere in your prospectus, that on April 1, 2010, you issued 77 million shares of common stock to your two founders and a consultant at a value of $77,000 for services rendered. Please tell us how you determined that this award of shares for services rendered did not constitute compensation. In the alternative, revise to provide the disclosure required by paragraphs (m) through (o) of Item 402 of Regulation S-K.

Recent Sales of Unregistered Securities, page 45

17.   For each unregistered offering, please revise to briefly state the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Undertakings, page 47

18.   The language in undertaking A(1)(iii) varies from Item 512(a)(1)(iii) of Regulation S-K. Please revise.

19.   Please revise undertaking A(2) so that it is consistent with the language of Item 512(a)(2) of Regulation S-K.

20.   The language in undertaking A(3) varies from Item 512(a)(3) of Regulation S-K. Please revise.

Exhibit 23.1

21.   We note the consent of your independent registered public accounting firm references a
         report relating to the audit of the financial statements of "Santo Pita Corporation." Please
         file a corrected consent that refers to the report of the registrant's financial statements.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3428 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

                                  Sincerely,

                                  /s/ Evan S. Jacobson

                                  Evan S. Jacobson
                                  Attorney-Advisor

cc: <u>Via Email</u>
        Dorothy L. Nee, Esq.
        M2 Law Professional Corporation